November 18, 2024

Foo Chee Weng Desmond
Director, Chairman and Chief Executive Officer
Enigmatic Limited
c/o 3 Shenton Way,
Shenton House, #23-01
Singapore 068805

       Re: Enigmatic Limited
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted November 12, 2024
           CIK No. 0001982961
Dear Foo Chee Weng Desmond:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 10, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted November
12,
2024
Index to Consolidated Financial Statements, page F-1

1. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to your registration statement.
 November 18, 2024
Page 2

       Please contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Mathew Lewis